Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: GGP Inc.

(Commission File No. 001-34948)

Brookfield Property Partners & GGP INVESTOR PRESENTATION MAY 2018

2 Transaction Benefits Benefits to Both BPY and GGP Shareholders Benefits to BPY Unitholders Benefits to GGP Shareholders Combined company will have assets of ~$90B and >$4 billion of NOI A premier, global class A real estate owner Cost savings / synergies Matching capital and operating capabilities to a broader asset base allowing for more rapid repositioning and at better financial returns Significant upfront cash component to crystalize value at a premium BPY’s current quarterly dividend per unit is over 40% higher than GGP’s Opportunity to continue participating in the upside potential of GGP’s assets through BPY or BPR Gain exposure to apremier, globally diversified commercial property vehicle Large increase to public float Immediately FFO / share accretive BAM at 52% pro forma fully-exchanged ownership of BPY Direct access to enhance GGP’s irreplaceable class A retail portfolio Simplified ownership structure

3 Transaction Details On March 26, 2018, Brookfield Property Partners L.P. (“BPY”) and GGP Inc. (“GGP”) entered into a definitive agreement for BPY to acquire all of the outstanding common shares of GGP other than those shares currently held by BPY and its affiliates For each GGP common share, holders can elect to receive, subject to proration: $23.50 in cash; or Either one BPY unit or one share in a new Brookfield Property REIT (“BPR”) which is structured to provide an economic return equivalent to that of BPY units A fixed amount of $9.25B cash and approximately 254M of BPR shares / BPY units are expected to be issued in the transaction Results in an aggregate cash / equity consideration ratio of approximately 60% / 40% Cash portion is fully funded with a committed acquisition facility and ~$4B of equity from strategic and noteworthy joint venture partners. The financing will be repaid through additional asset sales and asset-level financings over time The Special Committee of GGP’s Board of Directors has unanimously recommended the transaction to GGP shareholders

4 Why BPY? Attractive value with immediate FFO accretion expected and significantly higher dividend for legacy GGP shareholders 2 Access to Brookfield’s1global expertise and investing discipline across a premier, diversified portfolio and its private closed-end funds that have a proven track record of high performance 1 3 4 5 Track record of developing vibrant, master-planned urban destinations and executing value-add mixed-used redevelopment Best-in-class retail repositioning toolkit at Brookfield’s disposal to generate additional returns Simplified BPY and ability to now invest through a U.S. REIT structure (1)Brookfield Asset Management Inc. referred to throughout this document as “Brookfield” or “BAM”

5 Vehicle: Brookfield Property Partners (BPY) 1 With ~$159 B1 in AUM, BPY is BAM’s primary vehicle to make investments across all strategies in real estate Our goal is to be the leading global owner and operator of high-quality real estate, generating an attractive total return for our unitholders comprised of: 1 Current yield supported by stable and diversified cash flow 2 5% 8% annual distribution growth 3 Capital appreciation of our asset base (1) At the Brookfield Property Group level which includes assets of BPY and Brookfield-managed funds

1

Global Owner, Developer and Operator

$69B[1]
TOTAL ASSETS

$23B[1]
UNITHOLDER EQUITY

$0.315
QUARTERLY DISTRIBUTION / UNIT

6.6%[2]
DISTRIBUTION YIELD

Diversified, Irreplaceable Real Estate

Core Office

- 148 premier office properties totaling 99 million square feet (msf) in gateway markets around the world as well as 10 msf of core office and multifamily development projects currently underway

Core Retail

- 125 best-in-class retail properties totaling 123 msf throughout the United States (via ~34% interest in GGP)

Opportunistic

- High-quality assets with operational upside across multifamily, industrial, hospitality, triple net lease, self storage, student housing and manufactured housing sectors

(1) As of March 31, 2018 and on a proportionate basis.
(2) Based on BPY's closing price of $19.19 on March 31, 2018 on the Nasdaq stock market.

6

7 Delivering distribution growth and total return (1) Percentages represent compound annual growth; assumes investment period of June 9, 2014 (acquisition of Brookfield OfficeProperties Inc.) to November 10, 2017 (the last trading day prior to BPY’s first proposal to acquire GGP) and receiving cash distributions. 2014 2015 $1.06 2016 $1.12 2017 $1.00 $1.18 6% Annual Distribution Per Unit In US$ 2014 $20.62 $22.39 9% 14% Total Return1 $35.12 $27.73 NYSE TSX NYSE TSX 1 2017 2018 $1.26

8 Track Record BPY (NYSE) has consistently outperformed its peers since its acquisition of Brookfield Office Properties (1)Reflects total return including dividends that are reinvested on the ex-dividend date of BPY and constituents in the Shadow REITindex (2)Indexed to 100 / Shadow REIT represents subset of public REIT peer group weighted to mirror BPY’s equity components. Public REITpeer groups consist of U.S. REIT Office, U.S. REIT Retail Enclosed Mall, and MSCI US REIT Indices and BPY’s equity components consist of invested capital split in Core Office, Retail and Opportunistic over time 90.00 95.00 100.00 105.00 110.00 115.00 120.00 125.00 130.00 135.00 140.00 145.00 BPY 134.47 Shadow REIT 117.41 Acquisition of Brookfield Office Properties6/9/2014 Last Trading Day Prior to First BPY Proposal to Acquire GGP11/10/2017 Period where BPY outperformed its peers 2 1 Total Return1

9 Value-oriented, counter-cyclicalinvestors Specialize in executing multi-faceted transactions that allow us to acquire high-quality assets at a discount to replacement cost Leverage our business units and operational expertise to enhance the value of our investments Flexibility to allocate capital to the sectors and geographies with the best risk-adjusted returns at various points in the real estate cycle Continually recycle capital from stabilized assets to higher-yielding opportunitiesin order to build long-term value for unitholders Proven Investment Approach 1

10$5.3 $4.6 $4.3 $2.8 $2.8 $2.3 $2.2 $2.2 $2.2 $2.1 $1.9 $1.9 $1.9 $1.7 $1.6 $1.5 $1.5 $1.5 $1.4 $1.3 $1.1 (1)For the fiscal year ended 2017. Represents consolidated GAAP NOI, or, where available, the proportionate share of GAAP / IFRSNOI (2)Represents pro forma proportionate NOI as of December 31, 2017. NOI has not been reduced by any contemplated asset sales in connection with the merger (3)Represents annualized cash NOI for the three months ended December 31, 2017 Scale Compares Favorably to the Largest U.S. REITs 3 Pro FormaBPY2 CurrentBPY Equity Residential 1 Net Operating Income1 In $B

11 Capital Not Limited by Geography or Asset Class 60% 18% 10% 8% 4% U.S. S. America Canada Europe Asia Pacific 28% 27% 15% 15% 5% 5% 5% Student Housing NNN Industrial Mezzanine Self-Storage Multifamily Hospitality 1 Diversification gives us the flexibility to allocate capital and the confidence for continued earnings and distribution growth $25B in assets outside of U.S. $10B invested in other sectors

12 (1)For the 12 months ended December 31, 2017 46MProportionate Office Sq.Ft.Greater than any U.S. office REIT $1.4BProportionate NOI112% potential mark-to-market opportunity 92.6%Occupancy Driven by best-in-class asset management High-Quality Core Office Assets… 1 Grace Building, New York Amex House, Sydney First Canadian Place, Toronto Canary Wharf, London Brookfield Place, New York FL3500, São Paulo Eichhornstraße 3, Berlin

13 …That Are Located in Top Markets Around the Globe SYDNEY NEW YORK HOUSTON BOSTON LOS ANGELES SAN FRANCISCO CALGARY LONDON BERLIN MELBOURNE PERTH BRISBANE SAO PAULO RIO DE JANEIRO DENVER OTTAWA TORONTO D.C.Core Office Proportionate NOI Location LQA 4Q17 % of Total United States $670 50% Canada 241 18% Australia 208 15% London 207 15% Brazil 15 1% Berlin 14 1% Total $1,355 100% 1 In US Millions

14 123MSame-Property Sq.Ft.125 well-located malls Highly Productive Best-in-Class Malls and Urban Retail $611Average Tenant Sales per Sq.Ft. Strong Class A retail performance 94.3%Same-Property Occupancy Continued strength in leasing Note: BPY’s core retail portfolio is derived through its investment in GGP 1

15 Mispriced Opportunistic Assets with Upside to Earn Outsized Returns The Diplomat Resort & Spa, Florida Conrad Hotel, Seoul Center Parcs, UK Wynyard Place, Sydney 1 $5.6BInvested Capital in BAM Funds Ability to deploy capital into the most attractive opportunities $731MProportionate FY 2017 NOI1Scale comparable to some of the largest U.S. real estate companies 1,237Number of Property Interests Globally diversified in more than 10 countries (1)As of December 31, 2017

16 47% GROSS IRR $590M NET PROCEEDS TO BPY €2.4BGROSS SALE PRICE 4.5x GROSS MOC Assembled a 45 million square feet global logistics business through the acquisition of three industrial companies in North America and Europe Positioned to capitalize on the growing demand for high-quality logistics space Developed and delivered 25 million square feet of new space Leased over 40 million square feet to achieve 94% occupancy Sold $1.9 billion of properties to focus on prime logistics markets Increased rent by 12% on rollover leases Streamlined and strengthened the organization 47% investment return in just 4-year hold period BAM Fund Case Study: IDI Gazeley Returned 47% IRR in 4 Years 1

17 Opportunistic Real Estate Funds Track Record 1Fund Inception Projected Gross IRR Projected Gross MOC RE Opportunity Fund I 2006 11.0% 1.9x RE Opportunity Fund II 2007 20.0% 2.1x RE Turnaround Fund 2009 38.6% 2.3x Strategic Real Estate Partners I 2012 22.0% 2.2x Strategic Real Estate Partners II 2015 19.0% 2.2x Total 26.0% 2.2x

18 Sponsor: Brookfield Asset Management (1)Based on IFRS reporting. Excludes corporate capitalization and working capital BAM: ~$285B Total AUM1| 750 Investment Professionals | 80K Operating Employees BAM’s global reach and diversified investment portfolio provides insight and opportunity generation that is unique and value-added Leading Global Manager of Real Assets 1 BPY is BAM’s Single Largest Investment1 Canada $29B United States $148B South America $42B Asia Pacific $24B EMEA $40B Unlisted $5B Other Listed $5B Brookfield Business Partners $2B Brookfield Infrastructure Partners $2B Brookfield Renewable Partners $4B Brookfield Property Partners $17B

19 Access to Brookfield’s global expertise and investment platform across a premier portfolio Global diversification with informational advantages driven by market-level investment teams Leveraging diverse business units and operational expertise across sectors and geographies to enhance the value of our investments Flexibility and scale to allocate capital to the sectors and geographies with the best risk-adjusted returns throughout the real estate cycle Strategic Benefits of BAM Management 1

20 Brookfield Property REIT

21Direct 85% Opportunistic 15% Pro forma for GGP transaction, all properties will either be directly owned by BPY or a BAM-sponsored fundDirect 50% Public 30% Opportunistic 20% Simplification and Direct Ownership of BPY’s Last Publicly-Traded Position Current Pro Forma Direct access to enhance GGP’s irreplaceable class A retail portfolio Core retail holdings through ~324 million shares in a publicly traded company (GGP) 2

2 What is Brookfield Property REIT (BPR)?

Brookfield Property REIT will be a publicly traded U.S. REIT externally managed by BAM

At time of GGP acquisition, GGP shareholders can elect to receive cash, one BPY unit or one Class A share of BPR

BPR Shares & BPY Units Share an Identical Economic Interest

	BPR	BPY	Details
Distributions	✓	✓	Distributions are identical in amount and timing
Exchangeable	✓	N/A	Class A BPR shares are exchangeable for a BPY unit or the equivalent value in cash
Liquidation Value	✓	✓	Liquidations values are equalized
Voting Rights	✓	N/A	Voting control for both BPR and BPY is aligned as BPR's majority shareholder is BPY
Majority Owner	BPY	BAM	BPY will own at least 60% of the outstanding shares of BPR and BAM will hold ~52% of BPY post transaction
Assets	GGP Only	Diversified	To comply with REIT rules, BPR's assets will be made up of a selection of the GGP assets while BPY will continue to hold a diversified asset base

22

23 Pro Forma Company Structure (1)Assumes all public investors elect to receive BPR Class A shares (2)BPY’s affiliate has the right to provide the cash equivalent in lieu of BPY units, at its election GGP Public Investors1 BPR ~60% ~40% ~26% As-Converted Class A Shares Exchangeable on a 1-for-1 Basis for BPY units2 Brookfield Asset Management ~52% Bermuda-based LP; K1 Issuer Delaware Corp.; 1099 Issuer 2

24 Brookfield Placemaking & Development

3

Brookfield: Placemaking Leader in Premier Mixed-Use Destinations

54%
of global population lives in a city, and continues to grow[1]

78%
of millennials see workplace quality as important when choosing an employer[2]

2%
decrease in the percentage of U.S. workers performing work remotely in 2016[3]

the Brookfield *placemaking edge*

- Premier office assets
- Centralized locations with seamless connectivity to public transportation
- Destination retail and dining
- Abundant tenant amenities
- Best practices in sustainability
- Enjoyable and appealing green spaces
- World-class arts and events programs
- Hotel and residences


CALGARY
TORONTO
LONDON
BERLIN
NEW YORK
HOUSTON
SEOUL
DUBAI
PERTH
SYDNEY
Placemaking locations

(1) Source: U.N.
(2) Source: "Millennials: Myths and Realities," CBRE, Inc. 2016, www.cbre.com
(3) Source: Wall Street Journal, July 25, 2017. The percentage of U.S. workers who performed some or all their work remotely fell from 24% in 2015 to 22% in 2016

25

26 Brookfield Placemaking Destinations Today Brookfield Place, New York Manhattan West, New York IFC, Seoul Canary Wharf, London Potsdamer Platz, Berlin ICD Brookfield Place, Dubai 3

27 Active development pipelineProject City Pre- Leased Dateof Completion Cost1 (US$ millions) Funded to Date Yield 655 New York Avenue Washington, DC 70% Q3 2018 $ 285 $ 186 7% 100 Bishopsgate London 63% Q12019 1,226 903 7% ICD Brookfield Place Dubai 0% Q3 2019 342 199 11% 1 Bank Street London 40% Q3 2019 360 202 7% One Manhattan West New York 84% Q4 2019 1,063 572 6% New District -Office London 33% Q22021 175 13 8% Total 55% $3,451 $ 2,0752 7%

28 Active development pipelineProject City Dateof Completion Cost1 (US$ millions) Funded to Date Yield Rentals: Village Gateway Camarillo, CA Q42018 $ 127 $ 104 7% Studio Plaza Silver Spring, MD Q12019 106 62 7% Greenpoint Landing –Building G Brooklyn, NY Q1 2019 273 174 6% New District –8 Water St. / 2 George St. London Q42019 212 175 5% Newfoundland London Q1 2020 349 202 4% Greenpoint Landing –Building F Brooklyn, NY Q3 2020 358 102 6% Condos for Sale: Margin Principal Place London Q1 2019 266 177 17% Southbank Place London Q4 2019 314 167 20% New District –10 Park Drive London Q4 2019 165 147 31% New District –One Park Drive London Q22021 310 101 30% Total $2,480 $ 1,4112

29 Compelling Development NOI Growth $0 $100 $200 $300 $400 $500 $600 2017A 2018F 2019F 2020F 2021F Cumulative Development NOI In US$ Millions BAC Toronto 99% leased BP –Perth 97% leased Greenpoint G Camarillo Studio Plaza US Multifamily BP -Calgary 82% leased London Wall 79% leased The “Eugene” 80% leased One MW 84% leased 100 BG 63% leased 655 NY Ave. 70% leased 1 Bank Street 40% leased 3 ICD 0% leased 1 Bank Street 40% leased New District 33% leased Newfoundland London Multifamily Over $400 million of Development NOI coming in the next five years

30 Brookfield’s Retail Toolkit

31 Brookfield’s Retail “Toolkit” to Drive Additional Returns 4 Re-think and transform underutilized space Drive returns from attractive anchor space Selectively target mixed-use and densification opportunities Realize superior leasing volumes and re-leasing spreads with best-in-class asset managers

32 The GGP Opportunity While mall operators often sell off parcels or JV assets to execute mixed use redevelopments, Brookfield can control the redevelopment process across property types and capitalize on the value-add beyond the retail benefits Stonestown Galleria, San Francisco1 Cinema Apartments Retail Dining Fitness Lodging 836,813sf GLA >1,000,000sf GLA Retail Dining 4 (1)Hypothetical example of potential mall reconfiguration/densification The American mall is changing from a retail center to mixed-use, live-work-play destinations

33 $0 $5 $10 $15 $20 $25 $0 $50 $100 $150 $200 $250 $300 2012 2013 2014 2015 2016 2017Fcst 2018Fcst 2019Fcst Incremental NOI (US$ Millions) Capital Spend (US$ Millions) Act. Capital Proj. Capital Incr. NOI 9% ROC1 Acquisition of Rouse Properties Inc. July 2016 Accelerated Retail Redevelopment 4 Significant progress made in accelerating and executing on mall redevelopments within our existing retail business at attractive returns Cumulative Capital Spend and Incremental NOI (1) ROC calculation includes the present value benefit of Tax Increment Financing (~$20 million)

34 Newark, CA Newpark Mall Circa 2012 4

35 Rendering Rendering Rendering Rendering Newark, CA Newpark Mall –Today 4

36 Phase II will create a mixed use environment with 1,500 residential units Rendering Rendering Rendering NewparkMall –Future 4

37 Burlington Town Center, Burlington, VT Independence Mall, Wilmington, NC Accretive Developments Expecting 9% Return on Cost2 Gross >20% IRRs and 2.0x MOCs Place Making / Mixed Use Retail / Multi-family / Office / Medical / Hotel Strong Demographics $100,000 Avg. Household Income 410,000 Trade Area Population Rendering Rendering Brookfield Retail Acquisitions 4 We acquired three U.S. east coast malls in 2017 with plans to invest $610 million of redevelopment capital1 (1)The redevelopment capex represents 100% of estimated costs required to complete the redevelopment of the three malls. (2)Cost includes the purchase price of the malls

38 Eatontown, NJ Monmouth Mall -Today 4

39 The Heights at Monmouth in 2020: New Jersey’s premier ‘live, work, play’ destination Rendering 700 Apartments Al Fresco Dining Food Hall & Marketplace Monmouth Mall –Future 4

40 ~10% Return of Cost ~2x Gross Multiple on Capital Brookfield Retail Acquisitions1 Significant investment to acquire Sears anchor “boxes” at various malls at accretive return to unlock valuable real estate 4 (1) Amounts reported represent three of four box acquisitions. The fourth anchor box acquisition is part of a broader redevelopment of the full asset

41 Carlsbad, CA The Shoppes at Carlsbad Sears –Today 4

42 Shoppes at Carlsbad 2019: Top Golf, 320 residential units and new exterior streetscape Rendering The Shoppes at Carlsbad –Future 4

43 BPY’s Pro Forma Growth

44 Merger Pro Forma 5Metric BPY Pro Forma at Close Proportionate Assets $ 68,000 $ 90,000 Proportionate Net Debt $ 34,200 $ 49,000 Debt/EBITDA 13.7 13.0 Consolidated LTV 50% 54%

45 Pro Forma BPY Structure Core Office $40B Proportionate Assets* $4B Active Development Core Retail (GGP) $35B Proportionate Assets* Public Unitholders Brookfield Asset Management Global Alternative Asset Manager with $285B of Assets Under Management Opportunistic 25-30% Fund Interests $15B Proportionate Assets* 52% Equity Stake 48% Equity Stake BPY $90B Proportionate Assets Separately Managed Funds External Manager (1)Core Office and Core Retail consist primarily of BPY’s direct ownership of assets with minority JV partners; BPY’s Proportionate Opportunistic ownership consists of limited partner stakes in BAM-managed funds 5

464.1% 6.5% $0.88/sh $1.26/sh Significant Increase in GGP Dividend +43% +240bps BPR / BPR / Annualized Dividend per Share Annualized Dividend Yield1 (1)Based on pre-announcement closing prices on March 26, 2018. GGP closing stock price was $21.21 and BPY’s closing unit price was $19.39. 5

47 BPY’s Unique Growth Drivers Strong global operating capabilities enable us to acquire real estate in need of leasing, capital or repositioning, to generate core-plus returns Extensive development pipeline assembled over time indynamic, supply-constrained markets Access to opportunistic real estate returns through ability to invest in Brookfield-sponsored property funds 5

48 Future drivers of growth $1.18 Plan has BPY achieving CFFO of $2+ per unit by 2021 from $1.44 in 2017 (9% CAGR) Incremental ~$900 million of CFFO driven by: Achieving same store growth of between 2-3% Completing active developments on time and budget Continuing to recycle $1B+ of capital into higher-return opportunities Earnings growth will lead to distribution growth with target of $1.60+ per unit by 2021 5

5

Financing Strategy

- **Investment grade credit rating re-affirmed** subsequent to execution of merger agreement
  - **BBB (stable)** corporate family rating (outlook) issued by S&P
  - DBRS issued new **BBB senior unsecured debt** rating with stable trend
- Operations financed predominantly with **asset-level, non-recourse debt**
- Natural **de-leveraging in the near term** as ~$6 billion construction-in-progress stabilizes over the next ~3.5 years
- Financing typically raised in **local currency** with focus on **fixed interest rates and duration** to match underlying lease profile
- **Well-laddered debt** maturity profile
- Long-term **leverage target of 50% and debt/EBITDA of <11x**

49

50 Payout Ratio Payout ratio has sufficient cushion to protect distribution levels and to fund growth 20% of CFFO retained Plus income earned on opportunistic investing activities when investments are realized that is not included in CFFO but represents key component of return ($ per unit) LTM Q1 2018 YTD 2017 CFFO $ 1.49 $ 1.44 Leasing costs and sustaining capital expenditures1 (0.51) (0.51) Opportunistic realized gains 0.66 0.66 Adjusted CFFO 1.64 1.59 Distribution to Unitholders 1.20 1.18 Payout Ratio 73% 74%

51 BPY Senior Management Team Brian Kingston –Chief Executive Officer and Senior Managing Partner Since Mr. Kingston joined Brookfield in 2001, he has been engaged in a wide range of merger & acquisition activities, including Brookfield’s investments in Canary Wharf, O&Y REIT and O&Y Corp., Trizec Properties and Multiplex. From 2008 to 2013 he led Brookfield’s Australian business activities, holding the positions of CEO of Brookfield Office Properties Australia, CEO of Prime Infrastructure and CFO of Multiplex. Mr. Kingston serves as a member of the Investment Committee and Director of Brookfield’s real estate company-affiliated boards, including GGP and Canary Wharf. He holds a Bachelor of Commerce degree from Queen’s University. Bryan Davis –Chief Financial Officer and Managing Partner Mr. Davis was Chief Financial Officer at Brookfield’s global office property company for eight years and spent five years in senior finance roles. Mr. Davis also held various senior finance positions including Chief Financial Officer of Trilon Financial Corp., Brookfield’s financial services subsidiary. Prior to joining Brookfield in 1999, he worked in restructuring and advisory services at Deloitte. Mr. Davis is a Chartered Accountant and holds a Bachelor of Commerce degree from Queen’s University. Ric Clark –Chairman and Senior Managing Partner Mr. Clark serves as a director on several of Brookfield’s real estate affiliate company boards, including chairman of Brookfield Property Partners, and board member of GGP and Canary Wharf. He serves on the executive committee of the Real Estate Board of New York and is on the board of directors of the Real Estate Roundtable, Alliance for Downtown New York, 9/11 Memorial Board and the Perelman Performing Arts Center at the World Trade Center. Mr. Clark also chairs the board of the National Eating Disorders Association. Mr. Clark holds a Bachelor of Science in Business from the Indiana University in Pennsylvania.

52 Disclosure All amounts are in U.S. dollars unless otherwise specified. Unless otherwise indicated, the statistical and financial data in this document is presented as of March 31, 2018. Caution Regarding Forward-Looking Statements This presentation contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulation and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Security Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans”, “believes,” “estimates”, “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”. Forward-looking statements include, without limitation, statements about the expected timing, completion and effects of the GGP acquisition and formation of BPR, target earnings and distribution growth, the growth potential of our existing and new investments, return on invested capital, gains on mark-to-market releasing and occupancy, targeted same-store growth, expected completion and stabilization dates for our development projects, returns on redevelopment and development projects, the availability of suitable investment opportunities, and the availability of financing and our financing strategy. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the occurrence of any event, change or other circumstance that could affect the acquisition and formation of BPY on the anticipated terms and timing, including the risk that the proposed transaction may not be consummated; risks related to our ability to integrate GGP’s business into our own and the ability of the combined company to attain expected benefits therefrom; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise. Use of Non-IFRS Measures This presentation makes reference to net operating income (“NOI”), funds from operations (“FFO”), and Company funds from operations (“CFFO”). NOI, FFO and CFFO do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, FFO and CFFO to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented. For further reference, specific definitions of NOI, FFO, and CFFO are available in the Partnership’s press releases announcing its financial results each quarter. Market and Industry Data This presentation includes estimates regarding market and industry data that we prepared based on management’s knowledge and experience in the markets in which it operates, together with information obtained from various sources, including publicly available information and industry reports and publications. While we believe such information is reliable, it cannot guarantee the accuracy or completeness of this information. We have not independently verified any third-party information. Additional Information and Where to Find It A portion of this communication is being made in respect of the proposed transaction contemplated by the Agreement and Plan of Merger, dated as of March 26, 2018, among BPY, Goldfinch Merger Sub Corp. and GGP Inc This communication may be deemed to be solicitation material in respect of the proposed transaction involving BPY and GGP. In connection with the proposed transaction, on May 2, 2018, BPY filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a prospectus of BPY (the “BPY prospectus”), and GGP filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus of GGP (the “GGP proxy statement/prospectus”). The parties also filed on May 2, 2018 a Rule 13E-3 transaction statement on Schedule 13E-3. The registration statements have not yet become effective. Each of BPY and GGP may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the BPY prospectus, the GGP proxy statement/prospectus, the registration statements or any other document which BPY or GGP may file with the SEC. The GGP proxy statement/prospectus, when in definitive form, will be mailed to GGP stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE ABOVE-REFERENCED AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BPY, GGP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders may obtain free copies of the above-referenced and other documents filed with the SEC by BPY and GGP, when available, through the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the above-referenced and other documents filed with the SEC by BPY, when available, by contacting BPY Investor Relations at bpy.enquiries@brookfield.com or +1 (855) 212-8243 or at BPY’s website at bpy.brookfield.com, and are able to obtain free copies of the above-referenced and other documents filed with the SEC by GGP, when available, by contacting GGP Investor Relations at (312) 960-5000 or at GGP’s website at http://www.ggp.com. Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Participants in Solicitation BPY, GGP and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from GGP stockholders in respect of the proposed transaction that is described in the BPY prospectus and the GGP proxy statement/prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies from GGP stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the BPY prospectus and the GGP proxy statement/prospectus. You may also obtain the documents that BPY and GGP file electronically free of charge from the SEC’s website at http://www.sec.gov. Information regarding BPY’s directors and executive officers is contained in BPY’s 2017 Annual Report on Form 20-F filed with the SEC on March 9, 2018. Information regarding GGP’s directors and executive officers is contained in GGP’s 2017 Annual Report on Form 10-K filed with the SEC on February 22, 2018 and its 2018 Annual Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018.